

Nichole MacDonald · 2nd

Sash

Chief Executive Officer / Founder at Sash Group Inc.

San Diego, California, United States · 500+ connections ·

Contact info

Experience

Founder and CEO

Sash

Nov 2012 – Present · 8 yrs 6 mos

Sash bags are a sleek and innovative alternative to traditional handbags. Sash bags wrap around your torso (like a Miss America sash) and have four exterior and four interior (zippered) pockets to hold all of your personal belongings. Finally providing a solution for women to be hands free and organized on the go when carrying a purse just isn't practical, the Sash bag has been nicknamed "The fanny pack of the 21st Century." Great for travel (fits a passport and itinerary in the conveniently designed exterior pocket for quick and easy access), concerts, shopping, a night out with the girls, or while juggling all your mom gear - there is a Sash for every woman on the go!

Chief Executive Officer / Co-founder

Lash.Live

Feb 2018 – Present · 3 yrs 3 mos

Lash.Live is a live action selling platform. We enable sellers and shoppers to connect on a dynamic, connected platform. We have over 30k+ shoppers that love the incredible community we've built over the past two years. Our sellers have a new (additive) revenue stream, and they love connecting directly with their buyers. We're making shopping fun again!

Founder

Inspired Creative Studio

May 2011 – Oct 2012 · 1 yr 6 mos

Greater San Diego Area

Inspired Creative Studio takes an alternative approach to communications. Our philosophy is that consumers are ready for a more creative and honest approach.

We are all consumers. As consumers, we want to be inspired, not manipulated. We …see more

Communications Designer

DP Communications

May 2010 – Jan 2012 · 1 yr 9 mos

As part of a dynamic Public Relations team, I am responsible for conceptualizing and developing various visual and written elements for high profile clients, such as the Kellogg Foundation, Good Beginnings Alliance, and Dow AgroSciences (a subsidiary of Dow Chemical). I develop multiple sources of communication related to media, marketin …see more

Founder

Bagonia

Mar 2008 – Aug 2011 · 3 yrs 6 mos

Bagonia is a new moderate luxury handbag line featuring a solution for the fashion conscious and environmentally conscious consumer.

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Skills & endorsements

Graphic Design · 56

Endorsed by **4 of Nichole's colleagues at Penton Overseas Inc**

Advertising · 48

Endorsed by **3 of Nichole's colleagues at Penton Overseas Inc**

 Endorsed by **6 people who know Advertising**

Marketing · 44

 Endorsed by **Renee Zau and 5 others who are highly skilled at this**

Endorsed by **3 of Nichole's colleagues at Pento Overseas Inc**

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Recommendations

Received (10)   Given (10)



Christy Heiskala
Victim Advocate helping survivors of sexual assault, child sexual abuse, and sexual harassment seek civil justice

August 26, 2015, Nichole worked with Christy in the same group

Nichole is very creative, talented and tenacious. She faces adversity with enthusiasm and never ending optimism. She will do whatever it takes to get her goals achieved. Most of all she's kind, caring and hilarious! I thoroughly enjoyed working with her



Vanessa Elle Wilde
Educator, Writer, Artist & Podcast Host

July 24, 2012, Vanessa Elle was a client of Nichole's

Nichole is highly talented in defining creative concepts and bringing those ideas to life. She is an excellent off-the-cuff writer and is able to pitch a vision creatively and articulately. Nichole makes the creative process seem easy and can support the client from start to finish. I highly recommend Ni... **See more**

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Interests



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adastra.ventures
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High Heel Golfer Networking Group
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Founder at Virgin Group
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Startup America Partnership Member G
6,800 members

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